JNL INVESTORS SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 14, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Investors Series Trust
File Nos: 333-43300 and 811-10041

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 14 to the Registration Statement under the Securities Act of 1933 and Amendment No. 15 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To comply with N-1A amendments, adopted on March 31, 2009;

2) To reflect SEC Comments; and

3) To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary
encs.

JNL INVESTORS SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 14, 2010

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Edward Bartz

Re:	JNL Investors Series Trust
File Nos: 333-43300 and 811-10041

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary